CRATER MOUNTAIN RESOURCES, INC.
4666 Mission Avenue, Suite 1
San Diego, CA 92116
Telephone (619) 819-7595

July 6, 2009

Mr. Douglas Brown or
Ms. Carmen Moncada-Terry
U.S. Securities and Exchange Commission
Division of Corporation Finance
202 Fifth Street N.W.
Mail Stop 7010
Washington, D.C. 20549

RE:  Crater Mountain Resources, Inc.
        Amendment No. 5 to Registration Statement on Form S-1
        File No. 333-151085

Dear Mr. Brown or Ms. Moncada-Terry:

In response to your letter dated January 6, 2009, regarding the above-referenced filing, we herewith respectfully provide the following response:

Distribution of Shares of Registrant by Magellan Global Fund, LP

1.  As to the transaction identified in your Comment No. 1, the Company hereby states that the distribution of shares from those purchased by Magellan Global Fund, LP (“Magellan”) and then subsequently transferred to Orinda Advisors, LLC (“Orinda”) and Messrs Renken, Lahanas and Orfanos and others have been rescinded and the shares have been returned to Magellan,  as of April 14, 2009.  Attached to this letter is a copy of the rescission agreement which Magellan used to effectuate the return of the shares back to Magellan.  The registration statement has been amended to show the rescission and return of shares to Magellan in the appropriate locations throughout the registration statement.  Magellan is now the sole shareholder of the Registrant’s 30,000,000 shares issued to Magellan.

In addition, the registration statement has been updated to include the March 31, 2009 unaudited financial statements.

Thank you for your kind cooperation and assistance.

Regards,

/s/ Roger Renken

Roger Renken,
President and CEO

RR:

RESCISSION AGREEMENT

         This  Rescission  Agreement  (the  "Agreement")  is  entered  into  and effective as of April 14, 2009,  by and between  Magellan Global Fund, LLP a Delaware Limited Liability Partnership (“Magellan"),  and Orinda Advisors, LLC, Roger Renken, Nicholas Lahanas and Harry Orfanos shall be referred to herein  collectively as the  "Investors,"  and individually as an "Investor").

RECITALS

         WHEREAS,  pursuant  to  that  certain subscription agreement entered into between Magellan and the Investors or pursuant to that specific Gift Letter to receive “shares of Crater Mountain Resources, Inc.”, herein after “the Shares”

         WHEREAS, Magellan directed that the Shares be distributed to the Investors in the amounts set forth on Schedule 1 attached hereto and incorporated by reference as though fully set forth herein;

         WHEREAS, the Parties entered into various subscription Agreements with various dates or were given shares pursuant to that specific Gift Letter with various dates.

         WHEREAS, the United States Securities Commission has not accepted the method in which the shares were delivered to the Investors; and

         WHEREAS, the Parties wish to rescind and nullify the issuance of Stock pursuant to the Stock Subscription Documents entered into between Magellan and the Investors or the Gift Letter so that Crater Mountain Resources, Inc. hereinafter “Crater”, can complete its registration of its shares with the United States Securities and Exchange Commission

AGREEMENT

1.  Rescission.  The  Parties  hereby  agree that  because of the inability of Crater and the Securities Exchange Commission to agree as to an appropriate exemption as to how the Investors received their Shares in Crater before today's date,  and because of the  parties  mutual desires to nullify ab initio the legal,  contractual  and business  relationship with respect to the issuance of the Shares,  the issuance of the Shares is rescinded and nullified ab initio and therefore is of no force and effect from the outset.

2.  Return of Stock Certificates.  Simultaneously  with the  execution  of this Agreement  the  Investors  shall  return  to the  Corporation  the  certificates representing  all of the Stock,  together  with all necessary  documentation  to transfer legal title in the Stock back to the Corporation.  The Investors hereby disclaim any interest whatsoever in the Stock. Upon receipt of the certificates representing the Stock the Corporation shall direct its transfer agent to cancel the Stock from its books and records.

3.  Representations and Warranties of the Investor.  Each  Investor  hereby represents and warrants to, and covenants and agrees with, the Corporation, with the  understanding  that the  Corporation  is relying  on such  representations, warranties and covenants in entering into this Agreement, that:

         3.1 Ownership.  Investor owns all legal and beneficial ownership of the number of shares of the Stock  specified  opposite his or her name on Schedule A hereto and that such shares have not been  pledged or  hypothecated  and are not subject to any lien, security interest or restriction on the ability of Investor to transfer such shares of Stock to the Corporation.

         3.2 Investment Experience.  Investor acquired the Stock for investment purposes  only, for Investor's own account and not as a nominee or agent for any other  person,  and not  with a view to or for  resale  in  connection  with any distribution  thereof  within the  meaning  of the  Securities  Act of 1933,  as amended (the "Act").  Investor has  experience  as an investor in  securities of companies and acknowledges  that Investor and has such knowledge and experience in financial  or business  matters that  Investor is capable of  evaluating  the merits and risks of entering into this Agreement,  is an "accredited  investor", that the Stock  involves a high degree of risk and that the  Corporation  can not predict  whether its business will be successful.  Investor further represents that the value of the Stock to Investor  does not exceed 10% of  Investor's  net worth.

         3.3 Receipt of Information.  Investor has received all the information that Investor considers necessary or appropriate for deciding whether to enter into this Agreement.  Investor  has had an  opportunity  to ask  questions  and receive answers from the  Corporation  and its officers and directors  regarding the Corporation,  the financial  statements of the Corporation and the terms and conditions of this Agreement.

4. Survival of Representations and Warranties.  The representations, warranties and  covenants  made herein by  Investors  and in any  document  or  certificate delivered by Investors  pursuant to this Agreement  shall be deemed to have been relied  upon by the  Corporation,  shall  survive  until the  expiration  of the applicable statute of limitations,  or any extensions thereof,  and shall be and continue in effect notwithstanding any investigation made by any party.

5. Consultation with Counsel.  The Parties understand that the execution of this Agreement creates certain legal rights and responsibilities between the Parties. The Parties  represent and warrant that they have had an  opportunity to consult with legal  counsel  regarding  the legal effect of this  transactions  and acts contemplated herein, and that they have consulted with counsel prior to entering into this transaction, or have voluntarily chosen not to consult with counsel.

6. Miscellaneous.  This Agreement constitutes the entire agreements (including all representations and promises made) among the parties with respect to the subject matter hereof and no modification or waiver shall be effective unless in writing and signed in writing by the party to be charged.  This Agreement shall be binding upon and inure to the respective benefit of the parties hereto and their respective successor, heirs, assigns, executors, administrators and legal representatives.  This Agreement may be executed in one or more counterparts, each of which shall be deemed and original, but all of which shall constitute one and the same agreement. This Agreement shall be governed by and construed in accordance  with the laws of the  State of California,  without  giving  effect to any choice or conflict of law  provisions or rules  (whether of the State of California or other  jurisdiction)  which  would  cause the  application  of any law,  rule or regulation other than the State of California.

         IN WITNESS WHEREOF, the Investors and the Company have executed this Agreement as of the date first written above.

 Magellan Global Fund, LLP

_/s/ Harry Orfanos___________ ______
By: Harry Orfanos – Portfolio Manager

Nicholas Lahanas

_/s/ Nicholas Lahanas ________________
By: Nicholas Lahanas – Portfolio Manager

Roger Renken

/s/ Roger Renken ___________________
By: Roger Renken - CEO

Orinda Advisors, LLC

_/s/ Harry Orfanos     ________________
By: Harry Orfanos - Principal

Nicholas Lahanas

_/s/ Nicholas Lahanas _______________
By: Nicholas Lahanas - Principal